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05044132

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-8201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2004 (MM/DD/YY) AND ENDING 07/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hattier, Sanford & Reynoir, A Limited Partnership, L.L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St. Charles Avenue, Suite 4204
(No. and Street)

New Orleans, Louisiana 70170
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vance G. Reynoir (504) 582-1144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bourgeois Bennett, L.L.C.
(Name – *if individual, state last, first, middle name*)

111 Veterans Blvd., 17th Floor, Metairie, LA 70005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 25 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vance G. Reynoir, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hattier, Sanford & Reynoir, A Limited Partnership, L.L.P., as of July 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

LEE FRANCIS MURPHY
Notary Public, Parish of Orleans, State of La.
My Commission is Issued for Life.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Statement of Cash Flows
X (p) Independent Auditor's Supplementary Report on Internal Accounting Controls

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

July 31, 2005 and 2004



Bourgeois Bennett

INDEPENDENT AUDITOR'S REPORT

To the Partners,
Hattier, Sanford & Reynoir (A Limited Partnership, L.L.P.),
New Orleans, Louisiana.

We have audited the accompanying statements of financial condition of Hattier, Sanford & Reynoir (A Limited Partnership, L.L.P.) as of July 31, 2005 and 2004, and the related statements of operations, changes in partners' capital, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hattier, Sanford & Reynoir (A Limited Partnership, L.L.P.) as of July 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

1340 West Tunnel Blvd., Suite 430
P. O. Box 2168
Houma, LA 70361-2168
Phone (985) 868-0139
Fax (985) 879-1949

Certified Public Accountants | Consultants
A Limited Liability Company

P. O. Box 60600
New Orleans, LA 70160-0600
Heritage Plaza, 17th Floor
Phone (504) 831-4949
Fax (504) 833-9093

507-D St. Philip Street
P. O. Box 1205
Thibodaux, LA 70302-1205
Phone (985) 447-5243

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the 2005 basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.

Bourgeois Bennett, L.L.C.

Certified Public Accountants.

New Orleans, Louisiana,
August 18, 2005, except for
Note 13, as to which the
date is October 17, 2005.

Exhibit A

STATEMENTS OF FINANCIAL CONDITION

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

July 31, 2005 and 2004

ASSETS

	2005	2004
Cash	$ 634,707	$ 48,367
Receivable from clearing agent	-	91,793
Securities owned, at market value	1,016,967	46,909
Due from employees	59,726	8,667
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $154,489 in 2005 and $184,892 in 2004	25,793	7,120
Other assets	88,554	124,861
Totals	$ 1,825,747	$ 327,717

LIABILITIES AND PARTNERS' CAPITAL

	2005	2004
Loan payable to clearing agent	$ 1,015,942	$ 33,646
Note payable to bank	65,000	65,000
Accounts payable and accrued expenses	158,103	21,545
Underwriting payable	199,727	-
Total liabilities	1,438,772	120,191
Commitments and contingency (Notes 9, 10, 12 and 13)	-	-
Partners' capital	386,975	207,526
Totals	$ 1,825,747	$ 327,717

See notes to financial statements.

Exhibit B

STATEMENTS OF OPERATIONS

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

For the years ended July 31, 2005 and 2004

	2005	2004
Revenues		
Commissions	$ 167,418	$ 678,230
Net gains on principal transactions including unrealized gains and losses	631,601	366,455
Underwriting	229,501	20,732
Total revenues	1,028,520	1,065,417
Expenses		
Employee compensation and benefits	590,990	425,167
Salary of general partner	122,766	135,451
Communications	32,477	27,717
Interest	7,990	6,349
Occupancy and equipment rental	236,567	210,719
Other operating expenses	242,289	244,372
Total expenses	1,233,079	1,049,775
Net income (loss)	$ (204,559)	$ 15,642

See notes to financial statements.

Exhibit C

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

For the years ended July 31, 2005 and 2004

	2005	2004
Partners' Capital at Beginning of Year	$ 207,526	$ 252,951
Capital contributions	401,000	25,000
Withdrawals	(16,992)	(86,067)
Net income (loss)	(204,559)	15,642
Partners' Capital at End of Year	$ 386,975	$ 207,526

See notes to financial statements.

Exhibit D

STATEMENTS OF CASH FLOWS

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

For the years ended July 31, 2005 and 2004

	2005	2004
Cash Flows From Operating Activities		
Net income (loss)	$ (204,559)	$ 15,642
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	1,938	1,681
Decrease (increase) in assets:		
Receivable from clearing agent	91,793	8,861
Due from employees	(51,059)	(1,642)
Securities owned	(970,058)	(5,097)
Other assets	36,307	(30,233)
Increase (decrease) in liabilities:		
Loans payable to clearing agent	982,296	5,106
Accounts payable and accrued expenses	136,558	11,535
Underwriting payable	199,727	-
Total adjustments	427,502	(9,789)
Net cash provided by operating activities	222,943	5,853
Cash Flows From Investing Activities		
Furniture, equipment and leasehold improvement purchases	(20,611)	-
Cash Flows From Financing Activities		
Net payments over borrowings on note payable to bank	-	(3,000)
Capital contributions (withdrawals), net	384,008	(61,067)
Net cash provided by (used in) financing activities	384,008	(64,067)
Net Increase (Decrease) In Cash	586,340	(58,214)
Cash Balance		
Beginning of year	48,367	106,581
End of year	$ 634,707	$ 48,367

See notes to financial statements.

Exhibit E

NOTES TO FINANCIAL STATEMENTS

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

July 31, 2005 and 2004

Note 1 - ORGANIZATION

The Company is a full service securities broker dealer operating under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company was founded in 1938 in New Orleans, Louisiana. The Company is a registered limited liability partnership as provided in Louisiana Revised Status 9:3431 and 3432.

The Company's primary business consist of buying and selling as principal, various types of debt securities to include obligations of the United States government, government agencies, state and local governments and corporations. The Company also transacts business as agent for equities, certificates of deposit and mutual funds. The Company operates offices in Louisiana and Tennessee providing services to banks and other financial institutions, private organizations and individuals in the states and surrounding states in which it operates, as well as, working directly with these local and state governments providing funds to them by the underwriting of new issues.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting For Partnership

The financial statements include only those assets, liabilities and results of operations of the partners which relate to the business of Hattier, Sanford & Reynoir. No provision has been made for federal and state income taxes since these taxes are the responsibility of the partners.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Exhibit E
(Continued)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c. Securities Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the trade date.

d. Equipment and Improvements

Furniture, equipment, and leasehold improvements are recorded at acquisition cost. Furniture and equipment are depreciated using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized using the straight-line method over an estimated life of 31.5 years.

e. Statement of Cash Flows

For the purposes of the Statements of Cash Flows, the Company considers short-term, highly liquid investments other than those held for sale in the ordinary course of business to be cash equivalents.

Note 3 - RECEIVABLES FROM AND PAYABLES TO CLEARING AGENT

At July 31, 2005, the Company has an agreement with Southwest Securities, Inc. (SWS) to act as its agent and transact the Company's securities trades. The Company compensates SWS for transactions brokered and SWS remits commissions and fees on trades of securities to the Company on a monthly basis. There was no amount due from SWS at July 31, 2005. The amount due from SWS at July 31, 2004 was $91,793. The Company was indebted on a loan payable to SWS in the amount of $1,015,942 at July 31, 2005 for certain securities purchased for the Company's account. Market values of securities held as collateral by SWS at July 31, 2005 were $1,013,667. Interest is paid monthly to SWS based on the daily loan balance and amounted to $5,762 for the year ended July 31, 2005.

At July 31, 2004, the Company's inventory was held at Dain Correspondent Services (Dain), a division of Dain Rauscher Incorporated, which was its former clearing agent. The Company was indebted on a loan payable to Dain in the amount of $33,646 at July 31, 2004 for certain securities purchased for the Company's account. Market values of securities held as collateral by Dain at July 31, 2004 were $43,609. Interest was paid monthly to Dain based on the daily loan balance and amounted to $3,429 for the year ended July 31, 2004.

Note 4 - SECURITIES OWNED

Securities owned consist of securities carried at market value. The resulting unrealized gains and losses are included in operations. Such security positions at July 31, 2005 and 2004 are summarized as follows:

	2005	2004
State and municipal obligations	$1,013,667	$43,113
Corporate stocks	3,300	3,796
Totals	$1,016,967	$46,909

Securities pledged as collateral on loans from clearing agents are described in Note 3.

Note 5 - NOTE PAYABLE TO BANK

At July 31, 2005 and 2004, the Company had a line of credit with a bank for $75,000 which was guaranteed by the succession of a general partner. The interest rate for the line of credit is the bank's prime rate which was 6.75% and 4.75% at July 31, 2005 and 2004, respectively. Borrowings by the Company on the line of credit totaled $65,000 at both July 31, 2005 and 2004. Interest payments made on the line of credit during the years ended July 31, 2005 and 2004 totaled $3,233 and $3,154 respectively. The line of credit expires on October 31, 2005.

The maximum amount of borrowings at any month-end was $70,000 and $75,000 during the years ended July 31, 2005 and 2004, respectively. The month-end average of such borrowings was $60,417 and $67,083 at a weighted average interest rate of 5.89% and 4.52% during the years ended July 31, 2005 and 2004, respectively.

Note 6 - CASH FLOW INFORMATION

Cash payments of interest expense totaled $7,990 and $6,349 for the years ended July 31, 2005 and 2004, respectively.

Note 7 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At July 31, 2005 and 2004, there were no liabilities subordinated to claims of general creditors as determined under subparagraph (d)(2) of rule 17a-5 of the Securities Exchange Act of 1934.

Note 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) of the Securities Exchange Act of 1934, which requires that the Company maintain a ratio of aggregate indebtedness to net capital as defined, not to exceed 15 to 1. At July 31, 2005 and 2004, the Company's net capital was $205,069 (2.06 to 1) and $145,873 (.15 to 1), respectively. The required net capital was $100,000 at July 31, 2005 and 2004.

Note 9 - COMMITMENTS

In the normal course of business, the Company enters into when issued and underwriting commitments. The Company had no when issued and underwriting commitments at July 31, 2005 and 2004.

Note 10 - LEASE COMMITMENT

The Company is obligated on an operating lease for its office space through August 2005. In addition, the Company leases certain equipment and vehicles under operating leases through January 2011. Rent expense was $193,261and $177,038 for the years ended July 31, 2005 and 2004, respectively.

Future minimum rental payments as of July 31, 2005 are approximately as follows:

Year Ending July 31,	Amount
2006	$122,000
2007	100,000
2008	65,000
2009	65,000
2010	65,000
2011	39,000
Total	$456,000

Note 11 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts and cash equivalents in certain financial institutions where the accounts are insured by the Federal Deposit Insurance Corporation up to $100,000 per bank or up to $500,000 at investment brokerage firms (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation. At July 31, 2005, the Company had approximately $482,000 in excess of these insured limits. The Company's uninsured cash balances did not exceed the insured limits at July 31, 2004.

Note 12 - CONTINGENCY

The Company is a defendant in a claim arising out of the ordinary course of its broker dealer services. The claim will be adjudicated by an arbitration panel under the rules of the National Association of Securities Dealers. Management intends to vigorously defend its belief that the Company should not be held at fault. However, due to the nature and stage of the claim, it is at least reasonably possible that the outcome of the claim could result in a loss. Legal counsel to the Company has stated that an estimate of loss, if any, cannot be accurately estimated at this time.

Note 13 - SUBSEQUENT EVENTS

The Company's New Orleans office was temporarily closed on August 28, 2005 due to a mandatory evacuation for Hurricane Katrina imposed by the City of New Orleans. The Company conducted its business through its branch offices until it was able to reoccupy its New Orleans office on October 17, 2005. The Company had no damage to its offices. The loss from the interruption of the New Orleans operations has not been qualified but it will not materially impact the Company's future operations.

On September 8, 2005, the Company was acquired by Mid-America Capital Markets, Inc. (MACM). All of the partnership interests in the Company were exchanged for stock in MACM. The Company will continue its broker dealer operations under the name of Hattier, Sanford & Reynoir.

Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

July 31, 2005

Computation of Net Capital

Total partners' capital	$ 386,975
Deductions and/or charges:	
Nonallowable assets:	
Securities (not readily marketable)	(3,300)
Furniture, equipment and leasehold improvements	(25,793)
Loans and advances	(59,726)
Prepaid insurance	(1,645)
Prepaid expenses	(7,831)
Federal tax deposit	(27,949)
Other assets	(110)
Other deductions	(4,135)
Net capital before haircuts on securities positions	256,486
Haircuts on securities:	
Trading and investment securities:	
Exempted securities	51,417
Net capital	$ 205,069

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities from statement of financial condition	$ 422,830

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 100,000
Excess net capital	$ 105,069
Excess net capital at 1000%	$ 162,786
Percentage of aggregate indebtedness to net capital	206%

There are no material differences between the above computations and the Company's corresponding FOCUS REPORT PART IIA, Form X-17A-5 for the above date.



Bourgeois Bennett

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners,
Hattier, Sanford & Reynoir (A Limited Partnership, L.L.P.),
New Orleans, Louisiana.

In planning and performing our audit of the financial statements and supplemental schedule of Hattier, Sanford & Reynoir (A Limited Partnership, L.L.P.) (the Company) for the year ended July 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

1340 West Tunnel Blvd., Suite 430
P. O. Box 2168
Houma, LA 70361-2168
Phone (985) 868-0139
Fax (985) 879-1949

Certified Public
Accountants | Consultants
A Limited Liability Company

P. O. Box 60600
New Orleans, LA 70160-0600
Heritage Plaza, 17th Floor
Phone (504) 831-4949
Fax (504) 833-9093

507-D St. Philip Street
P. O. Box 1205
Thibodaux, LA 70302-1205
Phone (985) 447-5243

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bourgeois Bennett, L.L.C.

Certified Public Accountants.

New Orleans, Louisiana,
August 18, 2005.